EXHIBIT 99.1
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                          ADVANTAGE ENERGY INCOME FUND
              NOTICE OF ANNUAL AND SPECIAL MEETING OF UNITHOLDERS

TO:     THE UNITHOLDERS OF ADVANTAGE ENERGY INCOME FUND

        TAKE NOTICE that an Annual and Special Meeting (the "Meeting") of the holders ("Unitholders") of trust units ("Trust Units") of Advantage Energy Income Fund (the "Trust") will be held at the McMurray Room at the Calgary Petroleum Club, 319 - 5th Avenue S.W., Calgary, Alberta, on Wednesday, the 26th day of April, 2006, at 3:00 p.m. (Calgary time) for the following purposes:

1. to receive and consider the consolidated financial statements of the Trust for the year ended December 31, 2005 and the auditors' report thereon;

2.      to appoint the Trustee of the Trust;

3.      to select five (5) of the seven (7)  directors of  Advantage  Oil & Gas
        Ltd.;

4.      to appoint auditors of the Trust;

5. to consider, and if thought fit, approve a resolution approving the reservation and issuance of up to 2,000,000 trust units to or as directed by Advantage Investment Management Ltd. (the "Manager"), as payment (in lieu of cash) of the annual performance fee payable to the Manager, as more particularly described in the Information Circular;

6. to transact such other business as may properly be brought before the Meeting or any adjournment thereof.

        The  specific  details  of the  matters  proposed  to be put before the
Meeting  are  set  forth  in  the   Information   Circular  -  Proxy  Statement
accompanying and forming part of this Notice.

        UNITHOLDERS OF THE TRUST WHO ARE UNABLE TO ATTEND THE MEETING IN PERSON ARE REQUESTED TO DATE AND SIGN THE ENCLOSED INSTRUMENT OF PROXY AND TO MAIL IT TO OR DEPOSIT IT WITH COMPUTERSHARE TRUST COMPANY OF CANADA, STOCK TRANSFER DEPARTMENT, 100 UNIVERSITY AVENUE, 9TH FLOOR, TORONTO, ONTARIO, M5J 2Y1. IN ORDER TO BE VALID AND ACTED UPON AT THE MEETING, FORMS OF PROXY MUST BE RETURNED TO THE AFORESAID ADDRESS NOT LESS THAN 24 HOURS BEFORE THE TIME SET FOR THE HOLDING OF THE MEETING OR ANY ADJOURNMENT THEREOF.

        Computershare Trust Company of Canada, the Trustee of the Trust, has fixed the record date for the Meeting at the close of business on March 7, 2006 (the "Record Date"). Unitholders of record will be entitled to vote those Units included in the list of Unitholders prepared as at the Record Date at the Meeting. No Unitholder who became a Unitholder after the Record Date shall be entitled to vote at the Meeting.

        DATED at Calgary, Alberta, this 7th day of March, 2006.


                                              BY ORDER OF COMPUTERSHARE
                                              TRUST COMPANY OF CANADA,
                                              by ADVANTAGE OIL & GAS LTD.


                                              (signed) "Kelly I. Drader"
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                                              Kelly I. Drader
                                              President and Chief
                                              Executive Officer